FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Orangina Schweppes Quenches Thirst for Enterprise Application Integration (EAI) with Magic Software’s Integration Platform

Press Release

Orangina Schweppes Quenches Thirst for Enterprise Application Integration (EAI) with Magic Software’s Integration Platform

Magic xpi Integration Platform deployed as centralized integration solution for company’s European operations

Or Yehuda, Israel, November 28, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Suntory Beverage & Food Europe  (Suntory Group), a leading supplier of soft-drinks beverages (including Orangina, Schweppes, Champomy, Pulco, Oasis, and more) in Europe and part of the Suntory Group, has deployed Magic xpi as the central enterprise application integration (EAI) solution for its business units in France, Spain, Belgium, Poland and the United Kingdom.

On the look out to replace its existing ETL solution with an EAI solution, Orangina Suntory France implemented a first project using the Magic xpi Integration Platform to connect the French group’s CRM and ERP applications. Magic xpi’s prebuilt and certified connectors for Salesforce and SAP ECC integration enabled the project to be completed with exceptional speed, in just one month. After such success, Suntory Beverage & Food Europe (Suntory Group division) implemented Magic xpi to harmonize its distribution processes across its CRM, ERP, Supply Chain Management (SCM), HR and partner systems for its European operations.

"To replace our previous ETL tool, we were looking for an easy-to-use, stable and cost-effective EAI tool that would be responsive to our growing application integration needs," said Thierry Serra, IT FO/CRM Application Domain Leader for Europe at Suntory Beverage & Food Europe (Suntory Group division). "The Magic xpi Integration Platform’s high productivity and reliability proved to be perfectly suited to our requirements. Its drag & drop and configure business-user orientation enabled us to go fast without making mistakes. As a result, Magic xpi is now used as a centralized platform for all application integrations in all Suntory Beverage & Food Europe Business units (Orangina Suntory France, Lucozade Ribena Suntory Ltd, Schweppes International Limited).

“We are very pleased to add Orangina Suntory France and Suntory Beverage & Food Europe to the growing number of multi-national companies that are enjoying the benefits and high return on investment from the Magic xpi Integration Platform,” stated Eric Choppe, Managing Director at Magic Software France. “Magic xpi’s broad connectivity, including more than 100 technology adapters and out-of-the-box connectors to leading IT systems, gives it the agility to support wide range of business processes and integration scenarios. Moreover, its robust IMDG architecture provides the performance and reliability to execute any size integration project confidently and cost-effectively.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

About Suntory Group

Suntory Beverage & Food Europe (Suntory Group division) is a leading and growing player in the European soft drinks market, having the heart of its business in France, Spain, United Kingdom and Portugal. The company markets, bottles and distributes a number of carbonated soft drinks, stills and other soft drinks through a comprehensive portfolio of leading products that includes iconic brands such as Orangina, Schweppes, Oasis and Trina..

For more information visit: http://www.suntory.com/softdrink/business/region_europe.html

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Orangina Schweppes Quenches Thirst for Enterprise Application Integration (EAI) with Magic Software’s Integration Platform

Exhibit 10.1